January 8, 2008

KPMG LLP

303 East Wacker Drive

Chicago, IL 60601

We are writing at your request to confirm our understanding that your examination of our assertion related to Jackson Perspective 5 Fund, Jackson Perspective Index 5 Fund, Jackson Perspective Optimized 5 Fund, series’ within the JNL Investors Series Trust (collectively, the Funds), compliance with subsections (b) and (c) of rule 17f-2, “Custody of Investments by Registered Investment Companies,” of the Investment Company Act of 1940 as of October 31, 2007, and from August 31, 2007 (the date of our last examination) through October 31, 2007, with respect to securities reflected in the investment accounts of the Funds, was made for the purpose of expressing an opinion as to whether our assertion is fairly presented in all material respects. In connection with your examination, we confirm, to the best of our knowledge and belief, the following representations made to you during the examination:

1.	Management has performed an evaluation of the Funds’ compliance with subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940.

2.

Management believes that, as of October 31, 2007, and from August 31, 2007, through October 31, 2007, the Funds were in compliance with subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940.

Further, we acknowledge management’s responsibility for compliance with rule 17f-2 of the Investment Company Act of 1940.

Sincerely,

By: /s/ Daniel W. Koors

Daniel W. Koors
Vice President, Chief Financial Officer and Treasurer

By: /s/ William V. Simon

William V. Simon
Vice President & Assistant Treasurer

Management Statement Regarding Compliance With Certain

Provisions of the Investment Company Act of 1940

We, as members of management of the Jackson Perspective 5 Fund, Jackson Perspective Index 5 Fund, Jackson Perspective Optimized 5 Fund, series’ within the JNL Investors Series Trust (collectively, the Funds) are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds’ compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of October 31, 2007, and from August 31, 2007 (the date of our last examination), through October 31, 2007.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 31, 2007, and from August 31, 2007 through October 31, 2007, with respect to securities reflected in the investment accounts of the Funds.

JNL Investors Series Trust

By: /s/ Daniel W. Koors

Daniel W. Koors
Vice President, Chief Financial Officer and Treasurer

By: /s/ William V. Simon

William V. Simon
Vice President & Assistant Treasurer

Report of Independent Registered Public Accounting Firm

The Board of Trustees

JNL Investors Series Trust

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that the Jackson Perspective 5 Fund, Jackson Perspective Index 5 Fund, and Jackson Perspective Optimized 5 Fund (the Funds) complied with the requirements of subsection (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the Act) as of October 31, 2007, and during the period from August 31, 2007 (the date of our last examination) through October 31, 2007. Management is responsible for the Funds’ compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Funds’ compliance based on our examination.

Our examination was conducted in accordance with standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds’ compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of October 31, 2007 and for the period from August 31, 2007 through October 31, 2007, with respect to securities transactions:

1)	Examination of BNY Mellon’s (the Custodian) security position reconciliations for all securities held by sub-custodians and in book entry form;

2)	Confirmation of all securities, if any, which are hypothecated, pledged, placed in escrow, or out for transfer with brokers;

3)	Inspection of documentation of other securities, if any, held in safekeeping by the custodian but not included in 1) and 2) above;

4)	Reconciliation between the Funds’ accounting records and the Custodian’s records as of October 31, 2007, and verification of reconciling items;

5)	Agreement of cash movement relating to pending trade activity for the Funds as of October 31, 2007, to the Custodian’s records;

6)

Agreement of trade tickets for 13 purchases and 13 sales for the period from August 31, 2007 through October 31, 2007, to the books and records of the Funds, noting they had been properly recorded and subsequently settled;

7)

We reviewed the BNY Mellon Asset Servicing Type II SAS 70 Report on Controls Placed in Operation and Tests of Operating Effectiveness (the SAS 70 Report) for the period from July 1, 2006 to June 30, 2007, and noted that no negative findings were reported in the areas of Safekeeping and Reconciliation; and,

8)

We inquired of the Custodian, who confirmed that all control policies and procedures detailed in the SAS 70 Report have remained in operation and functioned adequately from July 1, 2007 through October 31, 2007.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds’ compliance with the specified requirements.

In our opinion, management’s assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 31, 2007, and for the period from August 31, 2007 through October 31, 2007, with respect to securities reflected in the investment account of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees and the Board of Managers of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ KPMG LLP

Chicago, Illinois

January 8, 2008

January 8, 2008

KPMG LLP

303 East Wacker Drive

Chicago, IL 60601

We are writing at your request to confirm our understanding that your examination of our assertion related to the Jackson Perspective 10x10 Fund, a series within the JNL Investors Series Trust (the Fund), compliance with subsections (b) and (c) of rule 17f-2, “Custody of Investments by Registered Investment Companies,” of the Investment Company Act of 1940 as of October 31, 2007, and from August 31, 2007 (the date of our last examination) through October 31, 2007, with respect to securities reflected in the investment accounts of the Fund, was made for the purpose of expressing an opinion as to whether our assertion is fairly presented in all material respects. In connection with your examination, we confirm, to the best of our knowledge and belief, the following representations made to you during the examination:

1. Management has performed an evaluation of the Fund’s compliance with subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940.

2. Management believes that, as of October 31, 2007, and from August 31, 2007 through October 31, 2007, the Fund was in compliance with subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940.

Further, we acknowledge management’s responsibility for compliance with rule 17f-2 of the Investment Company Act of 1940.

Sincerely,

By: /s/ Daniel W. Koors

Daniel W. Koors
Vice President, Chief Financial Officer and Treasurer

By: /s/ William V. Simon

William V. Simon
Vice President & Assistant Treasurer

Management Statement Regarding Compliance With Certain

Provisions of the Investment Company Act of 1940

We, as members of management of the Jackson Perspective 10x10 Fund series within JNL Investors Series Trust (the Fund), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund’s compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of October 31, 2007, and from August 31, 2007 (the date of our last examination) through October 31, 2007.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of October 31, 2007, and from August 31, 2007 through October 31, 2007, with respect to securities reflected in the investment accounts of the Fund.

JNL Investors Series Trust

By: /s/ Daniel W. Koors

Daniel W. Koors
Vice President, Chief Financial Officer and Treasurer

By: /s/ William V. Simon

William V. Simon
Vice President & Assistant Treasurer

Report of Independent Registered Public Accounting Firm

The Board of Trustees

JNL Investors Series Trust:

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that the Jackson Perspective 10x10 Fund, (the Fund), complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (the Act) as of October 31, 2007, and from August 31, 2007 (the date of our last examination) through October 31, 2007. Management is responsible for the Fund’s compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Fund’s compliance based on our examination.

Our examination was conducted in accordance with standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Fund’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of October 31, 2007, and with respect to securities transactions, for the period from August 31, 2007 through October 31, 2007:

•	Reconciliation of all such securities from the books and records of the Fund to the transfer agent;

•	Testing of 25 selected security transactions during the period; and

•	Examination of underlying transfer agent and custodian documentation of all securities, if any, purchased but not received.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund’s compliance with specified requirements.

In our opinion, management's assertion that the Fund complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of October 31, 2007, and during the period from August 31, 2007 through October 31, 2007 is fairly stated in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of the Fund and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ KPMG LLP

Chicago, Illinois

January 8, 2008